Mail Stop 3561

October 3, 2006

Mr. Allen L. Leverett
Chief Financial Officer
Wisconsin Energy Corporation
Wisconsin Electric Power Company
231 West Michigan Street, P.O. Box 1331
Milwaukee, WI 53201

      RE: **Wisconsin Energy Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Form 10-Q for Quarterly Period Ended March 31, 2006
             Form 10-Q for Quarterly Period Ended June 30, 2006
             Filed March 2, 2006, May 5, 2006 and August 2, 2006
             File No. 001-09057

             Wisconsin Electric Power Company
             Form 10-K for Fiscal Year Ended December 31, 2005
             Form 10-Q for Quarterly Period Ended March 31, 2006
             Form 10-Q for Quarterly Period Ended June 30, 2006
             Filed March 6, 2006, May 5, 2006 and August 2, 2006
             File No. 001-01245

Dear Mr. Leverett:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              James A. Allegretto
                              Senior Assistant Chief
                              Accountant